UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice of Repayment of Public Fund Preferred Shares, Repurchase of Own Shares and Repurchase through ToSTNeT-2

Tokyo, October 4, 2005—Mitsubishi UFJ Financial Group, Inc. (President and CEO; Nobuo Kuroyanagi) (the “Company”) hereby announces that the Company had made proposals to Deposit Insurance Corporation of Japan (the “DIC”) through the Resolution and Collection Corporation (the “RCC”) for the partial conversion of Class 8 and 9 Preferred Shares of the Company which had been subscribed by the RCC into Ordinary Shares of the Company and for the disposal by the RCC of the Ordinary Shares issued upon the conversion as described in the following Section 1, and such proposals were approved today.

The Company also announces that, with a view to the disposal by the RCC of the Ordinary Shares issued upon such conversion, the repurchase of its own shares and its specific method as described in the following Section 2 were resolved at the meeting of the Board of Directors of the Company today pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan and Article 6, Paragraph 1 of the Articles of Incorporation of the Company.

PARTICULAR

1.	Repayment of Public Fund Preferred Shares

(1)	Conversion of Preferred Shares into Ordinary Shares

Name	Class 8 Preferred Shares	Class 9 Preferred Shares
Aggregate Amount of Conversion	¥207,900,000,000	¥115,700,000,000
Number of Preferred Shares to be Converted	69,300	57,850
Conversion Price/ Conversion Rate	¥1,693,500	2.197
Date on Which Conversion is Requested	October 4, 2005	October 4, 2005
Number of Ordinary Shares Issued upon Conversion	122,763.51	127,096.45

(2)	Disposal by the RCC of Ordinary Shares Issued upon Conversion

The Company will repurchase the Ordinary Shares issued upon the conversion as its own shares in accordance with the following Section 2. The Company had requested the DIC through RCC to demand the Company to purchase any shares representing fractional numbers less than one (1) (0.51shares and 0.45shares) pursuant to the provisions of Article 220-6 of the Commercial Code of Japan, and such request was approved

2.	Repurchase of Own Shares

(1)	Reason for Repurchase of Own Shares

The Company’s main purpose is to repurchase the Ordinary Shares issued upon the conversion of the public fund preferred shares.

(2)	Outline of Repurchase

Type of Shares to be Repurchased	Ordinary Shares of the Company

Aggregate Number of Shares to be Repurchased	Up to 262,500.00 shares

Aggregate Amount of Repurchase Price	Up to ¥367,500,000,000

(3)	Specific Method of Repurchase

Method of Repurchase	The Company will make a order to purchase through ToSTNeT-2 of the Tokyo Stock Exchange (closing price orders) which shall be executed at 8:45 a.m. on October 5, 2005 at ¥1,400,000 per share, today’s (October 4, 2005) closing price of Ordinary Shares of the Company traded on the Tokyo Stock Exchange. The trading system and trading hour shall not be changed to other trading systems or trading hours, and such purchase order shall be made at such trading hour only.

Type of Shares to be Repurchased	Ordinary Shares of the Company

Aggregate Number of Shares to be Repurchased	262,500.00 shares (Note 1) (Note 2)

(Note 1)	The aggregate number of shares to be repurchased shall not be changed. However, a part of or all of such shares may not be repurchased due to market conditions, etc.
(Note 2)	The shares for which orders to sell have been made shall be repurchased up to the number of shares scheduled to be repurchased.

(4)	Publication of Repurchase Results

The results of the repurchase shall be published after completion of transaction executed at 8:45 a.m. on October 5, 2005.

(Reference)     Outline of Public Fund Preferred Shares

Name	Class 8 Preferred Shares	Class 9 Preferred Shares	Class 10 Preferred Shares	Class 12 Preferred Shares
Number of Shares Issued and Outstanding	200,000 shares	150,000 shares	150,000 shares	200,000 shares
Initial Aggregate Amount of Issue	¥600,000,000,000	¥300,000,000,000	¥300,000,000,000	¥200,000,000,000
(Issue Price)	(¥ 3,000,000)	(¥ 2,000,000)	(¥ 2,000,000)	(¥ 1,000,000)

*            *             *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel:81-3-3240-7651